SEC 1745 (02-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13G	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.   1 )*

Mariner Health Care, Inc.
(successor to Mariner Post-Acute Network)

(Name of Issuer)

Common Stock

(Title of Class of Securities)

56845X10800

(CUSIP Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ X ]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 56845X10800

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) The Foothill Group, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power

	6.	Shared Voting Power 1,743,596 (See Items 2 and 4)

	7.	Sole Dispositive Power

	8.	Shared Dispositive Power 1,743,596 (See Items 2 and 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,743,596 (See Items 2 and 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 8.72% (See FN 1 below)

12.	Type of Reporting Person (See Instructions) CO

FN 1 – THIS PERCENTAGE IS CALCULATED USING THE TOTAL NUMBER OF SHARES OF THIS CLASS OF SECURITIES OUTSTANDING AS OF NOVEMBER 12, 2002 (20,000,000), AS STATED ON THE COMPANY’S FORM 10-Q FILED WITH THE SEC ON NOVEMBER 14, 2002.

*SEE INSTRUCTION BEFORE FILLING OUT!

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Foothill Partners III, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power

	6.	Shared Voting Power 933,386 (See Items 2 and 4)

	7.	Sole Dispositive Power

	8.	Shared Dispositive Power 933,386 (See Items 2 and 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 933,386 (See Items 2 and 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 4.67% (See FN 1 below)

12.	Type of Reporting Person (See Instructions) PN

FN 1 – THIS PERCENTAGE IS CALCULATED USING THE TOTAL NUMBER OF SHARES OF THIS CLASS OF SECURITIES OUTSTANDING AS OF NOVEMBER 12, 2002 (20,000,000), AS STATED ON THE COMPANY’S FORM 10-Q FILED WITH THE SEC ON NOVEMBER 14, 2002.

*SEE INSTRUCTION BEFORE FILLING OUT!

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Stearns Family Trust 2001

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power

	6.	Shared Voting Power 1,748,596 (See Items 2 and 4)

	7.	Sole Dispositive Power

	8.	Shared Dispositive Power 1,748,596 (See Items 2 and 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,748,596 (See Items 2 and 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 8.72% (See FN 1 below)

12.	Type of Reporting Person (See Instructions) OO

FN 1 – THIS PERCENTAGE IS CALCULATED USING THE TOTAL NUMBER OF SHARES OF THIS CLASS OF SECURITIES OUTSTANDING AS OF NOVEMBER 12, 2002 (20,000,000), AS STATED ON THE COMPANY’S FORM 10-Q FILED WITH THE SEC ON NOVEMBER 14, 2002, PLUS THE NUMBER OF OPTIONS TO PURCHASE SUCH SHARES OWNED BY MARSHALL E. STEARNS, FOR A TOTAL OF 20,005,000.

*SEE INSTRUCTION BEFORE FILLING OUT!

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Dennis R. Ascher

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power

	6.	Shared Voting Power 1,743,596 (See Items 2 and 4)

	7.	Sole Dispositive Power

	8.	Shared Dispositive Power 1,743,596 (See Items 2 and 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,743,596 (See Items 2 and 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 8.72% (See FN 1 below)

12.	Type of Reporting Person (See Instructions) IN

FN 1 – THIS PERCENTAGE IS CALCULATED USING THE TOTAL NUMBER OF SHARES OF THIS CLASS OF SECURITIES OUTSTANDING AS OF NOVEMBER 12, 2002 (20,000,000), AS STATED ON THE COMPANY’S FORM 10-Q FILED WITH THE SEC ON NOVEMBER 14, 2002.

*SEE INSTRUCTION BEFORE FILLING OUT!

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jeffrey T. Nikora Family Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power

	6.	Shared Voting Power 1,743,596 (See Items 2 and 4)

	7.	Sole Dispositive Power

	8.	Shared Dispositive Power 1,743,596 (See Items 2 and 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,743,596 (See Items 2 and 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 8.72% (See FN 1 below)

12.	Type of Reporting Person (See Instructions) OO

FN 1 – THIS PERCENTAGE IS CALCULATED USING THE TOTAL NUMBER OF SHARES OF THIS CLASS OF SECURITIES OUTSTANDING AS OF NOVEMBER 12, 2002 (20,000,000), AS STATED ON THE COMPANY’S FORM 10-Q FILED WITH THE SEC ON NOVEMBER 14, 2002.

*SEE INSTRUCTION BEFORE FILLING OUT!

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) John F. Nickoll Living Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power

	6.	Shared Voting Power 1,743,596 (See Items 2 and 4)

	7.	Sole Dispositive Power

	8.	Shared Dispositive Power 1,743,596 (See Items 2 and 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,743,596 (See Items 2 and 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 8.72% (See FN 1 below)

12.	Type of Reporting Person (See Instructions) OO

FN 1 – THIS PERCENTAGE IS CALCULATED USING THE TOTAL NUMBER OF SHARES OF THIS CLASS OF SECURITIES OUTSTANDING AS OF NOVEMBER 12, 2002 (20,000,000), AS STATED ON THE COMPANY’S FORM 10-Q FILED WITH THE SEC ON NOVEMBER 14, 2002.

*SEE INSTRUCTION BEFORE FILLING OUT!

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Foothill Partners IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power

	6.	Shared Voting Power 810,210 (See Items 2 and 4)

	7.	Sole Dispositive Power

	8.	Shared Dispositive Power 810,210 (See Items 2 and 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 810,210 (See Items 2 and 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 4.05% (See FN 1 below)

12.	Type of Reporting Person (See Instructions) PN

FN 1 – THIS PERCENTAGE IS CALCULATED USING THE TOTAL NUMBER OF SHARES OF THIS CLASS OF SECURITIES OUTSTANDING AS OF NOVEMBER 12, 2002 (20,000,000), AS STATED ON THE COMPANY’S FORM 10-Q FILED WITH THE SEC ON NOVEMBER 14, 2002.

*SEE INSTRUCTION BEFORE FILLING OUT!

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) FP IV GP, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power

	6.	Shared Voting Power 810,210 (See Items 2 and 4)

	7.	Sole Dispositive Power

	8.	Shared Dispositive Power 810,210 (See Items 2 and 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 810,210 (See Items 2 and 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 4.05% (See FN 1 below)

12.	Type of Reporting Person (See Instructions) OO

FN 1 – THIS PERCENTAGE IS CALCULATED USING THE TOTAL NUMBER OF SHARES OF THIS CLASS OF SECURITIES OUTSTANDING AS OF NOVEMBER 12, 2002 (20,000,000), AS STATED ON THE COMPANY’S FORM 10-Q FILED WITH THE SEC ON NOVEMBER 14, 2002.

*SEE INSTRUCTION BEFORE FILLING OUT!

Item 1.
(a)	Name of Issuer Mariner Health Care, Inc. (successor to Mariner Post-Acute Network)
(b)	Address of Issuer's Principal Executive Offices 1 Ravina Drive, Suite 1500 Atlanta, GA 30346

Item 2.

This Schedule 13G Amendment No. 1 is filed on behalf of (i) Foothill Partners III, L.P., a Delaware limited partnership ("Partners III"), Foothill Partners IV, L.P., a Delaware limited partnership (“Partners IV), FP IV GP, LLC, a Delaware limited liability company (“FP IV”), and (ii) The Foothill Group, Inc., a Delaware corporation, Stearns Family Trust 2001, Dennis R. Ascher, Jeffrey T. Nikora Living Trust, and John F. Nickoll Living Trust (collectively, the "Managing Partners/Members").  Partners III, Partners IV, FP IV and the Managing Partners/Members are collectively referred to as the "Filing Persons".

FP IV is the general partner of Partners IV.  The Managing Partners/Members are the managing members of FP IV.  The Managing Partners/Members are the general partners of Partners III.  M. E. Stearns trustee of the Stearns Family Trust 2001 and a director of the Company was issued options to acquire 25,000 shares of the Company, and, of these options, 5,000 are vested.  Mr. Stearns disclaims beneficial ownership of these shares.

Under the definition of "beneficial owner" provided in Rule 13d-3 of the Exchange Act, a person may be deemed to beneficially own the shares of Common Stock of another entity if such person shares the voting and dispositive power with respect to shares of Common Stock held by such entity.  Accordingly, (i) FP IV may be deemed to beneficially own the shares of Common Stock held by Partners IV, as its general partner, and the Managing Partners/Members may be deemed to beneficially own the shares of Common Stock held Partners IV, as the managing members of FP IV, (ii) Managing Partners/Members may be deemed to beneficially own the shares of Common Stock held by Partners III, as the general partners of Partners III.  Also, the Stearns Family Trust may be deemed to beneficially own the 5,000 vested options owned by Mr. Stearns.

(a)

Name of Person Filing
Foothill Partners III, L.P.
Foothill Partner’s IV, LP
FP IV GP, LLC
The Foothill Group, Inc.
Stearns Family Trust 2001
Dennis R. Ascher
John F. Nickoll Living Trust
Jeffery T. Nikora Family Trust

(b)	Address of Principal Business Office or, if none, Residence 2450 Colorado Avenue Suite 3000W Santa Monica, California 90404
(c)	Citizenship United States
(d)	Title of Class of Securities Common Stock
(e)	CUSIP Number 56845X10800

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
The ownership of the Filing Persons is as follows:
Each own as follows:
John F. Nickoll Living Trust Dennis R. Ascher Jeffrey T. Nikora Family Trust The Foothill Group, Inc.
(a)	Amount beneficially owned: 1,743,596
(b)	Percent of class: 8.72%
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote -0-
	(ii)	Shared power to vote or to direct the vote 1,743,596
	(iii)	Sole power to dispose or to direct the disposition of -0-
	(iv)	Shared power to dispose or to direct the disposition of 1,743,596

Stearns Family Trust

(a)	Amount beneficially owned: 1,748,596
(b)	Percent of class: 8.72%
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote -0-
	(ii)	Shared power to vote or to direct the vote 1,748,596
	(iii)	Sole power to dispose or to direct the disposition of -0-
	(iv)	Shared power to dispose or to direct the disposition of 1,748,596

Foothill Partners III

(a)	Amount beneficially owned: 933,386
(b)	Percent of class: 4.67%
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote -0-
	(ii)	Shared power to vote or to direct the vote 933,386
	(iii)	Sole power to dispose or to direct the disposition of -0-
	(iv)	Shared power to dispose or to direct the disposition of 933,386

Foothill Partners IV and FP IV

	(a)	Amount beneficially owned: 810,210
	(b)	Percent of class: 4.05%
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote -0-
		(ii)	Shared power to vote or to direct the vote 810,210
		(iii)	Sole power to dispose or to direct the disposition of -0-
		(iv)	Shared power to dispose or to direct the disposition of 810,210

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following   [     ]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are not held for the purpose or with the effect of changing or influencing the control of the issuer of the securities and were not acquired in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	February 14, 2003
THE FOOTHILL GROUP, INC.

		By:	/s/ M.E. STEARNS
		Name:	M.E. Stearns
		Title:	Senior Vice President

FOOTHILL PARTNERS IV, L.P.,
a Delaware limited partnership

		By:	FP IV GP, LLC
		Its:	General Partner

			By:	/s/ M.E. STEARNS
			Name:	M.E. Stearns
			Title:	Managing Member

FP IV GP, LLC

		By:	/s/ M.E. STEARNS
		Name:	M. E. Stearns
		Title:	Managing Member

FOOTHILL PARTNERS III, L.P.,
a Delaware limited partnership

		By:	/s/ M.E. STEARNS
Its General Partner

STEARNS FAMILY TRUST 2001

By:	/s/ M. EDWARD STEARNS
Name:	M. Edward Stearns
Title:	Trustee

DENNIS R. ASCHER

By:	/s/ DENNIS R. ASCHER
Name:	Dennis R. Ascher

JOHN F. NICKOLL LIVING TRUST

By:	/s/ JOHN F. NICKOLL
Name:	John F. Nickoll
Title:	Trustee

JEFFREY T. NIKORA FAMILY TRUST

By:	/s/ JEFFERY T. NIKORA
Name:	Jeffery T. Nikora
Title:	Trustee